Afya Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2021

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2021 and December 31, 2020

(In thousands of Brazilian reais)

	Notes	September 30, 2021	December 31, 2020
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	1,038,934	1,045,042
Trade receivables	6	329,329	302,317
Inventories		9,093	7,509
Recoverable taxes		31,368	21,019
Other assets	8	24,885	29,614
Total current assets		1,433,609	1,405,501

Non-current assets
Restricted cash		-	2,053
Trade receivables	6	26,176	7,627
Other assets	8	186,563	74,037
Investment in associate	9	54,266	51,410
Property and equipment	10	399,458	260,381
Right-of-use assets	12.2.2	631,737	419,074
Intangible assets	11	3,755,011	2,573,010
Total non-current assets		5,053,211	3,387,592

Total assets		6,486,820	4,793,093

Liabilities
Current liabilities
Trade payables		47,020	35,743
Loans and financing	12.2.1	14,780	107,162
Lease liabilities	12.2.2	24,169	61,976
Accounts payable to selling shareholders	12.2.3	247,819	188,420
Notes payable	12.2.4	13,294	10,503
Advances from customers		87,995	63,839
Labor and social obligations		161,788	77,855
Taxes payable		31,704	32,976
Income taxes payable		11,581	4,574
Other liabilities		19,337	6,331
Total current liabilities		659,487	589,379

Non-current liabilities
Loans and financing	12.2.1	1,363,030	510,323
Lease liabilities	12.2.2	651,726	385,727
Accounts payable to selling shareholders	12.2.3	448,702	329,820
Notes payable	12.2.4	59,918	65,678
Taxes payable		99,789	21,425
Provision for legal proceedings	22	146,909	53,139
Other liabilities		3,231	3,822
Total non-current liabilities		2,773,305	1,369,934
Total liabilities		3,432,792	1,959,313

Equity
Share capital	16	17	17
Additional paid-in capital		2,376,699	2,323,488
Share-based compensation reserve		84,673	50,724
Treasury shares		(44,531)	-
Retained earnings		586,348	407,991
Equity attributable to equity holders of the parent		3,003,206	2,782,220
Non-controlling interests		50,822	51,560
Total equity		3,054,028	2,833,780

Total liabilities and equity		6,486,820	4,793,093

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2021 and 2020

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	18	454,387	309,410	1,221,112	855,925
Cost of services	19	(180,042)	(112,292)	(450,993)	(308,226)
Gross profit		274,345	197,118	770,119	547,699

General and administrative expenses	19	(178,811)	(104,718)	(444,399)	(281,480)
Other (expenses) income, net		(135)	1,997	1,163	1,249

Operating income		95,399	94,397	326,883	267,468

Finance income	20	29,161	12,081	45,144	55,801
Finance expenses	20	(64,558)	(23,701)	(168,825)	(65,443)
Finance result		(35,397)	(11,620)	(123,681)	(9,642)

Share of income of associate	9	3,004	1,488	8,626	6,393

Income before income taxes		63,006	84,265	211,828	264,219

Income taxes expenses	21	(5,017)	(4,690)	(18,546)	(17,088)

Net income		57,989	79,575	193,282	247,131

Other comprehensive income		-	-	-	-
Total comprehensive income		57,989	79,575	193,282	247,131

Net income attributable to
Equity holders of the parent		53,030	74,832	178,357	235,327
Non-controlling interests		4,959	4,743	14,925	11,804
		57,989	79,575	193,282	247,131
Basic earnings per share
Per common share	17	0.57	0.80	1.91	2.54
Diluted earnings per share Per common share	17	0.56	0.79	1.89	2.52

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2021 and 2020

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2019	17	1,931,047	-	18,114	115,916	2,065,094	48,632	2,113,726
Net income	-	-	-	-	235,327	235,327	11,804	247,131
Total comprehensive income	-	-	-	-	235,327	235,327	11,804	247,131

Issuance of common shares	-	389,170	-	-	-	389,170	-	389,170
Shares issuance cost	-	(19,704)	-	-	-	(19,704)	-	(19,704)
Capital increase from shares contribution of shareholders	-	17,531	-	-	-	17,531	-	17,531
Share-based compensation	-	-	-	24,649	-	24,649	-	24,649
Dividends declared to non-controlling interests	-	-	-	-	-	-	(8,622)	(8,622)
Balances at September 30, 2020 (unaudited)	17	2,318,044	-	42,763	351,243	2,712,067	51,814	2,763,881

Balances at December 31, 2020	17	2,323,488	-	50,724	407,991	2,782,220	51,560	2,833,780
Net income	-	-	-	-	178,357	178,357	14,925	193,282
Total comprehensive income	-	-	-	-	178,357	178,357	14,925	193,282

Capital increase	-	74,500	-	-	-	74,500	-	74,500
Treasury shares	-	-	(98,541)	-	-	(98,541)	-	(98,541)
Treasury shares transferred from exercise of stock options	-	(21,289)	54,010	-	-	32,721	-	32,721
Share-based compensation	-	-	-	33,949	-	33,949	-	33,949
Dividends declared to non-controlling interests	-	-	-	-	-	-	(15,663)	(15,663)
Balances at September 30, 2021 (unaudited)	17	2,376,699	(44,531)	84,673	586,348	3,003,206	50,822	3,054,028

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2021 and 2020

(In thousands of Brazilian reais)

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	211,828	264,219
Adjustments to reconcile income before income taxes
Depreciation and amortization	112,204	77,729
Disposals of property, equipment and intangible asstes	2,985	-
Allowance for doubtful accounts	34,005	22,899
Share-based compensation expense	33,949	24,649
Net foreign exchange differences	18,376	1,613
Net (gain) loss on derivatives	-	(22,199)
Accrued interest	66,851	16,161
Accrued lease interest	47,738	32,123
Share of income of associate	(8,626)	(6,393)
Provision for legal proceedings	9,286	(93)
Changes in assets and liabilities
Trade receivables	(18,593)	(95,563)
Inventories	(1,232)	(1,436)
Recoverable taxes	(8,228)	(1,437)
Other assets	(11,264)	(6,820)
Trade payables	3,461	1,759
Taxes payables	(1,247)	(5,612)
Advances from customers	9,419	(18,882)
Labor and social obligations	54,005	42,033
Other liabilities	2,276	(4)
	557,193	324,746
Income taxes paid	(28,495)	(15,830)
Net cash flows from operating activities	528,698	308,916

Investing activities
Acquisition of property and equipment	(97,435)	(60,887)
Acquisition of intangibles assets	(43,290)	(12,741)
Dividends received	5,770	-
Restricted cash	8,103	3,886
Payments of notes payable	(8,015)	(3,847)
Acquisition of subsidiaries, net of cash acquired	(917,264)	(450,259)
Net cash flows used in investing activities	(1,052,131)	(523,848)

Financing activities
Payments of loans and financing	(130,446)	(106,019)
Issuance of loans and financing	809,539	100,911
Payments of lease liabilities	(61,909)	(40,527)
Treasury shares	(98,541)	-
Proceeds from exercise of stock options	32,721	-
Proceeds from issuance of common shares	-	389,170
Shares issuance cost	-	(19,704)
Dividends paid to non-controlling interests	(15,663)	(8,622)
Net cash flows from financing activities	535,701	315,209
Net foreign exchange differences	(18,376)	21,746
Net increase in cash and cash equivalents	(6,108)	122,023
Cash and cash equivalents at the beginning of the period	1,045,042	943,209
Cash and cash equivalents at the end of the period	1,038,934	1,065,232

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education and post graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country and by services that comprises the development and sale of electronically distributed educational courses on medicine science, related printed and technological educational content. The Company also offers services to empower the physicians in their daily routine providing supporting clinic decisions thought mobile app subscription and deliver practice management tools through a SaaS model.

Issuance of additional common shares

On February 6, 2020, Afya completed its follow-on public offering of 3,019,928 Class A common shares offered by the Company and 9,406,812 Class A common shares offered by the selling shareholders.

The offering price was US$ 27.50 per Class A common shares and gross proceeds of R$ 358,286 (US$ 83,048 thousand). The Company received net proceeds of R$ 339,648 (US$ 78,846 thousand), after deducting R$ 18,638 (US$ 4,202 thousand) in underwriting discounts, commissions and other offering expenses.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares at the offering price, resulting in gross proceeds of R$ 30,884 (US$ 6,615 thousand). The net proceeds from the additional shares were R$ 29,819 (US$ 6,387 thousand), after deducting R$ 1,066 (U$ 228 thousand) in underwriting discounts and commissions.

Afya transferred R$ 294,312 (US$ 68,060 thousand) of the net proceeds to bank accounts in Brazil with an increase in the capital of Afya Brazil. These deposits were invested in first-line financial institutions in Brazil and are denominated in Brazilian reais.

F-6

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Acquisitions in 2021

(i) On January 21, 2021, Afya Brazil acquired iClinic (comprised by iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A.). iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. See Note 4.

(ii) On March 25, 2021, Afya Brazil acquired Medicinae Solutions S.A. (“Medicinae”), through the acquisition of 100% of its shares. Medicinae is a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. See Note 4.

(iii) On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour Aparelhos Médicos Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”). Medical Harbour offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. See Note 4.

(iv) On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma Drogarias Online Ltda. (“Cliquefarma”), a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. See Note 4.

(v) On May 13, 2021, Afya Brazil acquired 100% of the total share capital of Shosp Tecnologia da Informação Ltda. (“Shosp”), which provides a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. See Note 4.

(vi) On June 1, 2021, Afya Brazil acquired 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda. (“UNIFIPMoc”), which provides a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. See Note 4.

(vii) On August 4, 2021, Afya Brazil acquired 100% of the total share capital of (“Unigranrio”), comprised of (i) Companhia Nilza Cordeiro Herdy de Educação e Cultura; (ii) Instituto de Ensino Superior de Palhoça S/S Ltda.; (iii) Sociedade Educacional de Palhoça S/S Ltda.; and (iv) Policlínica e Centro de Estética Duque de Caxias Ltda. Unigranrio is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Rio de Janeiro and Santa Catarina. See Note 4.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth year students, which represents the largest portion of our practical curriculum.

During 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondônia, Bahia and Maranhão had issued state decrees granting discounts to our students because of COVID-19. As of the date of these interim financial statements, these mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts. As long as it has not been declared constitutional, we started to invoice our students without these discounts and, from March 2021, with the discount granted during 2020. Additionally, we are also facing individual and collective legal proceedings all across the country and a public civil proceeding in the state of Paraíba against our subsidiary FCMPB demanding mandatory discounts that are still pending on final legal decisions to be recovered. The total mandatory discounts granted due to COVID-19, net of discounts that have been recovered from previous period, totaled R$ 25,933 during 2021 and R$ 20,232 was related to FCMPB.

As we continue to offer non-practical educational activities to our students through our platform and practical activities for fifth and sixth year students, through the same professors, staff and suppliers, we continue to charge our standard monthly tuitions fees. We are committed to deliver the best quality service, minimize the impacts of the COVID-19 pandemic on our students, employees and our local communities. In addition, as of the date of these interim financial statements, the COVID-19 pandemic has had no significant impact on the payment default rates of our students. We continue to support our students by providing special payment arrangements. Furthermore, there have been no significant impacts on our financial performance and position of assets and there have been no significant changes in our financial condition triggering impairment indicators in these financial statements.

By the date of issuance of these interim financial statements some of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and the Company has also successfully retaken all of its practical classes in medicines courses and some of the theoretical classes.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of September 30, 2021 and for the three-month and nine-month periods ended September 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements as of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 were authorized for issuance by the Board of Directors on, November 22, 2021.

2.2	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Company.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

2.3	Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	September 30, 2021	December 31, 2020
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Undergraduate degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Undergraduate degree programs	João Pessoa – PB	Subsidiary	100%	100%
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”)	Content and clinical tools and online platform	Recife – PE	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)*	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	-
Medicinae Solutions S.A. (“Medicinae”)*	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	-
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”) *	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	-
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)*	Online platform	São Paulo – SP	Subsidiary	100%	-
Shosp Tecnologia da Informação Ltda. (“Shosp”)*	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	-
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”) *	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	-
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”) *	Undergraduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	-
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”) *	Medical Care	Duque de Caxias - RJ	Subsidiary	100%	-
Sociedade Educacional de Palhoça S/A Ltda. (“SOCIESP”) *	Basic Education	Palhoça - SC	Subsidiary	100%	-
Instituto de Ensino Superior de Palhoça S/S Ltda. (“IESP PALHOÇA”) *	Undergraduate degree programs	Palhoça - SC	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

         * See Note 4 for further details of the business combinations during 2021.

F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

During the first quarter of 2021, in connection with the recent acquisitions of digital and technology companies, the Company revised its operating segments. As result, the Company has three operating segments as opposed to the previously reported Business Unit 1 (educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs) and Business Unit 2 (residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform). The three reportable segments are as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription.

Due to changes in operating segments the segment information as of December 31, 2020 and for the nine-month period ended September 30, 2020 have been restated.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present assets and liabilities information for the Company’s operating segments as of September 30, 2021 and December 31, 2020, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of September 30, 2021
Total assets	6,153,798	97,842	235,180	6,486,820	-	6,486,820
Current assets	1,296,503	41,119	95,987	1,433,609	-	1,433,609
Non-current assets	4,857,295	56,723	139,193	5,053,211	-	5,053,211

Total liabilities and equity	6,153,798	97,842	235,180	6,486,820	-	6,486,820
Current liabilities	563,682	28,800	67,005	659,487	-	659,487
Non-current liabilities	2,580,243	71,197	121,865	2,773,305	-	2,773,305
Equity	3,009,873	(2,155)	46,310	3,054,028	-	3,054,028

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of September 30, 2021
Other disclosures
Investments in associate	54,266	-	-	54,266	-	54,266
Capital expenditures (*)	85,220	18,811	36,694	140,725	-	140,725

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2020
Total assets	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current assets	1,280,342	40,119	85,155	1,405,616	(115)	1,405,501
Non-current assets	3,261,646	28,181	97,765	3,387,592	-	3,387,592

Total liabilities and equity	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current liabilities	522,523	14,491	52,480	589,494	(115)	589,379
Non-current liabilities	1,261,894	40,763	67,277	1,369,934	-	1,369,934
Equity	2,757,571	13,046	63,163	2,833,780	-	2,833,780

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
Other disclosures
As of December 31, 2020
Investments in associate	51,410	-	-	51,410	-	51,410

As of September 30, 2020
Capital expenditures (*)	64,738	369	8,521	73,628	-	73,628

             (*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the nine-month periods ended September 30, 2021 and 2020:

	September 30, 2021 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,060,345	51,481	109,286	1,221,112	-	1,221,112
Inter-segment	-		327	327	(327)	-
Net revenue	1,060,345	51,481	109,613	1,221,439	(327)	1,221,112
Cost of services	(380,055)	(32,173)	(39,092)	(451,320)	327	(450,993)
Gross profit	680,290	19,308	70,521	770,119	-	770,119
General and administrative expenses						(444,399)
Other income, net						1,163
Operating income						326,883
Finance income						45,144
Finance expenses						(168,825)
Share of income of associate						8,626
Income before income taxes						211,828
Income taxes expenses						(18,546)
Net income for the period						193,282

	September 30, 2020 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	718,268	81,739	55,918	855,925	-	855,925
Inter-segment	-	-	1,619	1,619	(1,619)	-
Net revenue	718,268	81,739	57,537	857,544	(1,619)	855,925
Cost of services	(271,977)	(30,139)	(7,729)	(309,845)	1,619	(308,226)
Gross profit	446,291	51,600	49,808	547,699	-	547,699
General and administrative expenses						(281,480)
Other expenses, net						1,249
Operating income						267,468
Finance income						55,801
Finance expenses						(65,443)
Share of income of associate						6,393
Income before income taxes						264,219
Income taxes expenses						(17,088)
Net income for the period						247,131

Seasonality of operations

Undergrad ´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company do not have significant fluctuations.

Digital Services are comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel revenues are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients period. The majority of Medcel’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Digital Services segment generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

Assets	iClinic	Medicinae	Medical Harbour	Cliquefarma	Shosp	Unifipmoc	Unigranrio
Cash and cash and equivalents	1,659	201	47	1,009	397	6,140	34,755
Restrict cash	6,050	-	-	-	-	-	-
Trade receivables	1,201	-	159	501	-	32,490	26,622
Inventories	-	-	-	-	-	-	352
Recoverable taxes	72	15	-	-	1	1,295	738
Other assets	20	-	2	-	-	702	12,159
Right-of-use assets	88	-	-	-	-	52,079	89,127
Property and equipment	473	17	34	-	5	24,277	41,010
Indemnification assets	1,252	-	-	-	-	7,331	71,669
Intangible assets	84,895	4,518	7,490	13,753	4,802	227,902	546,322
	95,710	4,751	7,732	15,263	5,205	352,216	822,754
Liabilities
Trade payables	619	-	6	8	1	985	6,197
Loans and financing	-	-	299	580	-	30,179	5,533
Labor and social obligations	1,414	159	4	102	89	5,306	22,854
Taxes and contributions payable	77	4	1	307	123	758	94,025
Provision for legal proceedings	1,252	-	-	-	-	7,331	71,669
Leases liabilities	88	-	-	-	-	52,079	89,127
Advances from customers	400	-	35	3	167	10,745	3,387
Other liabilities	-	-	-	-	-	5,739	4,878
	3,850	163	345	1,000	380	113,122	297,670
Total identifiable net assets at fair value	91,860	4,588	7,387	14,263	4,825	239,094	525,084

Preliminary goodwill arising on acquisition	99,260	4,584	3,891	7,826	3,076	89,843	101,032
Purchase consideration transferred	191,120	9,172	11,278	22,089	7,901	328,937	626,116
Cash paid	119,620	5,600	5,000	16,166	5,855	328,937	375,670
Contingent consideration	-	3,572	6,278	2,923	1,592	-	-
Consideration to be transfered	-	-	-	-	454	-	250,446
Paid in shares	71,500	-	-	3,000	-	-	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	856	117	144	336	188	177	10,990
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	117,961	5,399	4,953	15,157	5,458	322,797	340,915
Net of cash flow on acquisition	118,817	5,516	5,097	15,493	5,646	322,974	351,905

(a) Acquisition of iClinic

On January 21, 2021, Afya Brazil acquired 100% of the share capital of iClinic (comprised by iClinic Participações, iClinic Desenvolvimento and Black River). The aggregate purchase price of R$191,120 is comprised of: (i) 62.6% was paid in cash, and (ii) 37.4% was settled with Afya's shares on the transaction closing date.

iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. iClinic empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. With the acquisition of iClinic to our platform, Afya will make another step to become the one stop shop for physicians in Brazil.

The acquisition of iClinic was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$856 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of iClinic and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, iClinic has contributed R$ 11,173 of net revenue and R$ 3,809 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2021 would have been increased by R$ 1,158 and income before income taxes for the nine-month period ended September 30, 2021 would have been decreased by R$ 1,320.

(b) Acquisition of Medicinae

On March 25, 2021, Afya Brazil acquired 100% of the total share capital of Medicinae, a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. The aggregate purchase price of R$9,172 is comprised by: i) R$ 5,600 of which 100% was paid in cash on the transaction closing date; and ii) an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3,572 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition will expand Afya’s digital health services, as it offers a unique financial platform that allows healthcare professionals all over Brazil to manage receivables in an efficient and scalable way using FIDC (Receivables Investment Fund).

Medicinae relieves a number of challenges in the healthcare payments industry, as reduces long payment cycles for professionals and consolidates financial information, improving the consumer financial experience. Afya’s intention is to grow the Digital Services segment.

The acquisition of Medicinae was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$117 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Medicinae and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Medicinae has contributed R$ 232 of net revenue and R$ 649 of loss before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2021 would have been increased by R$ 105 and income before income taxes for the nine-month period ended September 30, 2021 would have been decreased by R$ 113.

(c) Acquisition of Medical Harbour

On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour, which offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. The aggregate purchase price of R$11,278 is comprised by: i) R$ 5,000 of which 100% was paid in cash on the transaction closing date; and ii) an earn-out (“contingent consideration”) of up to R$ 9,000 is payable in connection with product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6,278 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

This acquisition enables Afya to start providing a high quality solution to study the human body, allowing efficient classes and remote practical sessions with greater student acceptance and scalability. Additionally, Afya will be able to distribute Medical Harbour solutions to all of its ecosystem, creating B2C and B2B growth opportunities.

The acquisition of Medical Harbour was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$144 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Medical Harbour and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Medical Harbour has contributed R$ 356 of net revenue and R$ 774 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2021 would have been increased by R$ 268 and income before income taxes for the nine-month period ended September 30, 2021 would have been increased by R$ 127.

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

(d) Acquisition of Cliquefarma

On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma, a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. The aggregate purchase price of R$ 22,089 is comprised by: (i) R$ 16,166 paid in cash; (ii) R$3,000 settled with Afya's shares on the transaction closing date; and (iii) an earn-out (“contingent consideration”) of R$ 3,000 is payable in relation to product development. The contingent consideration of R$2,923 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Users of Cliquefarma can easily search for medications or healthcare products and compare prices from over 5,000 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their advertisements.

The acquisition of Cliquefarma will enhance the Digital Services segment, creating the opportunity to leverage traffic and GMV with prescriptions generated from Afya’s physician ecosystem.

The acquisition of Cliquefarma was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$336 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Cliquefarma and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, Cliquefarma has contributed R$ 1,959 of net revenue and R$ 1,061 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2021 would have been increased by R$ 1,435 and income before income taxes for the nine-month period ended September 30, 2021 would have been increased by R$ 926.

(e) Acquisition of Shosp

On May 13, 2021, Afya Brazil acquired 100% of the total share capital of Shosp, a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. Afya’s intention is to reinforce the Digital Services operating segment. The aggregate purchase price of R$7,901 is comprised by: i) R$ 5,855 was paid in cash; ii) R$ 454 of consideration to be transferred; and iii) an earn-out (“contingent consideration”) of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$1,592 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

The acquisition of Shosp was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$188 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Shosp and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, Shosp has contributed R$ 969 of net revenue and R$ 435 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2021 would have been increased by R$ 866 and income before income taxes for the nine-month period ended September 30, 2021 would have been decreased by R$ 82.

(f) Acquisition of UNIFIPMoc

On June 1, 2021, Afya Brazil acquired 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda. (“UNIFIPMoc”). The aggregate purchase price is R$ 328,937 and the total amount was paid in cash. There are 40 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$ 50,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at acquisition date. Should the additional seats be approved it will result in additional licenses, which will be measured accordingly if and when approved.

UNIFIPMoc is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. The acquisition is in line with the Company’s strategy to focus on medical education, including medical school.

The acquisition of UNIFIPMoc was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$177 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UnifipMoc and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, UNIFIPMoc has contributed R$ 39,306 of net revenue and R$ 9,557 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2021 would have been increased by R$ 46,150 and income before income taxes for the nine-month period ended September 30, 2021 would have been decreased by R$ 12,847.

(g) Acquisition of UNIGRANRIO

On August 4, 2021, Afya Brazil acquired 100% of the total share capital of Companhia Nilza Cordeiro Herdy de Educação e Cultura, Instituto de Ensino Superior de Palhoça S/S Ltda., Sociedade Educacional de Palhoça S/S Ltda., and Policlínica e Centro de Estética Duque de Caxias Ltda. (combined denominated “Unigranrio”). The aggregate purchase price is R$ 626,116 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate. There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90,200. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at acquisition date. Should the additional seats be approved it will result in additional licenses, which will be measured accordingly if and when approved.

Unigranrio is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro.

The acquisition of Unigranrio was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$10,990 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Unigranrio and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs, market value, remaining useful life and physical depreciation.

From the date of acquisition, Unigranrio has contributed R$ 49,064 of net revenue and R$ 13,493 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the nine-month period ended September 30, 2021 would have been increased by R$ 150,456 and income before income taxes for the nine-month period ended September 30, 2021 would have been increased by R$ 22,191.

5	Cash and cash equivalents

	September 30, 2021	December 31, 2020
	(unaudited)

Cash and bank deposits	75,635	57,729
Cash equivalents	963,299	987,313
	1,038,934	1,045,042

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of September 30, 2021, the average interest on these investments are equivalent to 100.29% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2020: 90.95%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$65,572 as of September 30, 2021 (December 31, 2020: R$70,523).

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

6	Trade receivables

	September 30, 2021	December 31, 2020
	(unaudited)

Tuition fees	233,142	195,318
Educational content (a)	70,215	62,931
FIES	57,669	49,425
Educational credits	9,352	11,248
Mobile app subscription (b)	10,528	13,526
Others	13,893	10,476
	394,799	342,924
(-) Allowance for doubtful accounts	(39,294)	(32,980)
Total	355,505	309,944

Current	329,329	302,317
Non-current	26,176	7,627

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of September 30, 2021 and December 31, 2020, the aging of trade receivables was as follows:

	September 30, 2021	December 31, 2020
	(unaudited)

Neither past due nor impaired	173,915	145,076
Past due
1 to 30 days	63,088	44,365
31 to 90 days	65,063	57,198
91 to 180 days	33,192	51,521
More than 180 days	59,541	44,764
	394,799	342,924

The changes in the allowance for doubtful accounts for the nine-month periods ended September 30, 2021 and 2020, was as follows:

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)

Balances at the beginning of the period	(32,980)	(14,763)
Additions	(34,005)	(22,899)
Write-offs	27,691	7,186
Balances at the end of the period	(39,294)	(30,476)

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

7	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2021	December 31, 2020
	(unaudited)
Assets
Trade receivables (a)	634	174
Related parties (b)	421	421
	1,055	595

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Net revenue
UEPC (a)	321	104
	321	104
Lease payments
RVL Esteves Gestão Imobiliária S.A.	10,739	9,159
UNIVAÇO Patrimonial Ltda.	2,363	2,177
IESVAP Patrimonial Ltda.	3,388	2,844
	16,490	14,180

(a) Refers to sales of educational content from Medcel to UEPC.

(b) Amounts to be reimbursed by the shareholders to Afya Brazil, mainly related to payments of legal cost and advisory services recorded in other assets.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Short-term employee benefits	9,203	7,915
Share-based compensation plan	14,473	12,536
	23,676	20,451

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 14 (b).

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

8	Other assets

As of September 30, 2021 the Company has R$211,449 (R$ 103,651 in December 31, 2020) accounted for as Others assets as follow:

	September 30, 2021	December 31, 2020
	(unaudited)
Indemnification assets (a)	137,667	53,262
Judicial deposits	18,269	1,801
Prepaid expenses	11,374	2,291
Other assets	44,138	46,297
Total	211,448	103,651

Current	24,885	29,614
Non-current	186,563	74,037

(a) Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

9	Investment in associate

Afya Brazil has a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The investment in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of UEPC and the Company’s investment:

	September 30, 2021	December 31, 2020
	(unaudited)

Current assets	53,958	55,413
Non-current assets	102,871	82,575
Current liabilities	(26,455)	(34,531)
Non-current liabilities	(93,432)	(76,132)
Equity	36,942	27,325
Company’s share in equity – 30%	11,083	8,227
Goodwill	43,183	43,183
Carrying amount of the investment	54,266	51,410

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Net revenue	93,085	89,491
Cost of services	(38,582)	(37,508)
General and administrative expenses	(21,350)	(26,815)
Finance result	(3,519)	(3,637)
Income before income taxes	29,634	21,531
Income taxes expenses	(881)	(228)
Net income for the period	28,753	21,303
Company’s share of income for the period	8,626	6,393

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Opening balance	51,410	45,634
Dividends paid	(5,770)	-
Share of income	8,626	6,393
Closing balance	54,266	52,027

F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Building	Machinery and equipment	Land	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
As of December 31, 2019	-	45,378	7,005	707	21,438	15,994	18,139	30,911	36,731	176,303
Additions	-	10,051	673	-	3,098	6,052	768	2,629	37,616	60,887
Business combinations	-	4,535	-	508	2,844	2,177	703	8,300	4,675	23,742
As of September 30, 2020 (unaudited)	-	59,964	7,678	1,215	27,380	24,223	19,610	41,840	79,022	260,932

As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	122,005	3,706	314,015
Additions	1,382	3,466	5,451	23	16,855	14,443	3,238	9,087	43,490	97,435
Business combinations	-	12,825	-	346	16,673	10,094	5,142	17,658	3,078	65,816
Write-off	-	(105)	-	(238)	(44)	(446)	(585)	(835)	(390)	(2,643)
Transfer	3,670	4	-	-	62	9	-	5,049	(8,794)	-
As of September 30, 2021 (unaudited)	30,971	84,693	18,852	1,346	62,677	52,611	29,419	152,964	41,090	474,623

Depreciation
As of December 31, 2019	-	(14,179)	-	(59)	(5,890)	(6,537)	(8,663)	(1,655)	-	(36,983)
Depreciation	-	(3,503)	-	(77)	(1,394)	(2,948)	(1,506)	(1,984)	-	(11,412)
As of September 30, 2020 (unaudited)	-	(17,682)	-	(136)	(7,284)	(9,485)	(10,169)	(3,639)	-	(48,395)

As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	(4,384)	-	(53,634)
Depreciation	(1,117)	(4,911)	-	(79)	(3,764)	(5,268)	(2,540)	(4,559)	-	(22,238)
Write-off	-	52	-	179	12	87	27	350	-	707
As of September 30, 2021 (unaudited)	(1,117)	(24,181)	-	(71)	(11,841)	(16,032)	(13,330)	(8,593)	-	(75,165)

Net book value
As of December 31, 2020	25,919	49,181	13,401	1,044	21,042	17,660	10,807	117,621	3,706	260,381
As of September 30, 2021 (unaudited)	29,854	60,512	18,852	1,275	50,836	36,579	16,089	144,371	41,090	399,458

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the nine-months periods ended September 30, 2021 and 2020.

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform and software in progress	Total
Cost
As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	-	14,241	1,361,640
Additions	-	-	-	-	747	-	-	11,994	12,741
Disposals	-	-	-	-	(460)	-		-	(460)
Business combinations	167,237	370,864	34,875	105,656	3,001	-	-	361	681,994
As of September 30, 2020 (unaudited)	626,646	1,074,636	66,986	231,069	12,677	17,305	-	26,596	2,055,915

As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	30,199	2,684,559
Additions	-	-	-	-	2,486	-	737	40,067	43,290
Disposals	-	-	-	-	-	-	-	(1,414)	(1,414)
Business combinations	309,512	599,930	55,387	188,985	1,478	-	29,036	14,866	1,199,194
As of September 30, 2021 (unaudited)	1,120,168	2,051,200	130,401	472,524	20,185	17,305	30,128	83,718	3,925,629

Amortization
As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	-	(868)	(49,302)
Amortization	-	-	(1,150)	(34,863)	(1,349)	(7,952)	-	-	(45,314)
Disposals	-	-	-	-	460	-		-	460
As of September 30, 2020 (unaudited)	-	-	(2,300)	(72,735)	(5,425)	(12,828)	-	(868)	(94,156)

As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	(111,549)
Amortization	-	-	(3,722)	(42,293)	(4,463)	(6,238)	(422)	(2,296)	(59,434)
Disposals	-	-	-	-	-	-	-	365	365
As of September 30, 2021 (unaudited)	-	-	(7,224)	(128,125)	(10,719)	(13,930)	(454)	(10,166)	(170,618)

Net book value
As of December 31, 2020	810,656	1,451,270	71,512	197,707	9,965	9,613	323	21,964	2,573,010
As of September 30, 2021	1,120,168	2,051,200	123,177	344,399	9,466	3,375	29,674	73,552	3,755,011

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2020. There were no indications of impairment of goodwill and intangible assets with indefinite lives for the nine-month period ended September 30, 2021.

Intangible assets with definite lives

For the nine-month period ended September 30, 2021, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	September 30, 2021	December 31, 2020
	(unaudited)
At amortized cost
Cash and cash equivalents	1,038,934	1,045,042
Restricted cash	-	2,053
Trade receivables	355,505	309,944
Total	1,394,439	1,357,039
Current	1,368,263	1,347,359
Non-current	26,176	9,680

Financial instruments at amortized cost include trade receivables and receivables from related parties. Financial assets at amortized cost also include cash and cash equivalents.

12.2	Financial liabilities

Financial liabilities	September 30,2021	December 31, 2020
	(unaudited)
At amortized cost
Trade payables	47,020	35,743
Loans and financing	1,377,810	617,485
Lease liabilities	675,895	447,703
Accounts payable to selling shareholders	696,521	518,240
Notes payable	73,212	76,181
Advances from customers	87,995	63,839
Total	2,958,453	1,759,191
Current	435,077	467,643
Non-current	2,523,376	1,291,548

F-29

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	September 30, 2021	December 31, 2020
Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.62% p.y.	2023	514,036	504,365
Banco Votorantim (b)	Brazilian real	CDI + 1.65% p.y.	2021	-	101,785
BNDES (c)	Brazilian real	10.03% p.y.	2024	-	471
FINEP (d)	Brazilian real	TJLP p.y.	2027	10,589	10,864
Softbank (f)	Brazilian real	6.5% p.y.	2026	822,684	-
Banco Itaú Unibanco S.A. (e)	Brazilian real	CDI + 1.75% p.y.	2024	30,501	-
				1,377,810	617,485
Current				14,780	107,162
Non-current				1,363,030	510,323

(a) On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

(b) On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$ 100,000 adjusted by the CDI rate plus an interest rate of 1.65% per year and was repaid at maturity on July 5, 2021.

(c) On May 5, 2020, as a result of the acquisition of UniSL, the Company assumed loans agreements with BNDES which has an interest rate of 10.03% per year and maturity in 2024. This amount was paid in September 2021.

(d) On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The loan is guaranteed by a bank warranty in the amount of R$ 10,864.

(e) On October 28, 2020, UNIFIPmoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 30,000. On June 30, 2021 this agreement was amended and is now adjusted by the CDI rate plus an interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024.

(f) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share of the Company for US$150,000 thousands, equivalent to R$ 821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

F-30

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). The Company may also redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A convertible perpetual preferred shares shall have the right to redeem all of the outstanding Series A convertible perpetual preferred shares for cash, the Company’s common shares or a combination thereof (at the Company’s election, subject to certain conditions) to be determined in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible perpetual preferred shares for cash at a price set forth in the certificate of designation.

The Series A convertible perpetual preferred shares will be entitled with the same voting rights of the common shares only when converted into it.

The Company determined that the Series A perpetual convertible preferred shares should be classified as financial liability at amortized cost upon their issuance since is redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, shares of its common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and thus not subject to foreign exchange changes.

In addition, as the entire instrument is classified as a liability, the embedded put option to redeem the Series A perpetual convertible preferred shares for cash is an embedded derivative. The embedded derivative will not be treated separately once the exercise price of the option is closely related to the host contract.

The initial transaction costs that are directly attributable to the issuance of Series A perpetual convertible preferred shares were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$13,030, including legal counsels and advisors.

F-31

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally has maturities in the lease terms between 5 and 30 years. There are no sublease and variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of September 30, 2021 and December 31, 2020 and the movements during the nine-month periods ended September 30, 2021 and 2020, are described below:

	Right-of-use assets	Lease liabilities
As at January 1, 2020	274,275	284,515
Additions	49,401	49,401
Remeasurement	33,981	33,981
Business combinations	53,192	53,192
Depreciation expense	(21,003)	-
Interest expense	-	32,123
Payments of lease liabilities	-	(40,527)
As at September 30, 2020 (unaudited)	389,846	412,685

As at January 1, 2021	419,074	447,703
Additions	37,967	37,967
Remeasurement	71,546	71,546
Business combinations	141,294	141,294
Depreciation expense	(30,532)	-
Interest expense	-	47,738
Payments of lease liabilities	-	(61,909)
Disposals	(7,612)	(8,444)
As at September 30, 2021 (unaudited)	631,737	675,895

As at December 31, 2020
Current	-	61,976
Non-current	419,074	385,727
As at September 30, 2021
Current	-	24,169
Non-current	631,737	651,726

The Company reassessed its current versus non-current segregation methods for the quarter ended September 30, 2021. The current lease liabilities balances are presented as the amount expected to be amortized from the principal in the next twelve months. This assessment resulted in reclassifications from current liabilities to non-current liabilities in the quarter.

The Company recognized lease expense from short-term leases and low-value assets of R$ 5,660 for the nine-month period ended September 30, 2021 (R$ 1,615 for the nine-month period ended September 30, 2020).

F-32

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.3	Accounts payable to selling shareholders

	September 30, 2021	December 31, 2020
	(unaudited)
Acquisition of IESP (a)	39,741	38,771
Acquisition of FASA (b)	39,722	70,356
Acquisition of IPEMED (c)	29,693	38,622
Acquisition of IPEC (d)	-	28,307
Acquisition of UniRedentor (e)	83,959	97,773
Acquisition of UniSãoLucas (f)	41,900	53,386
Acquisition of FCMPB (g)	194,183	189,420
Acquisition of FESAR (h)	-	1,569
Acquisition of MEDPHONE (i)	-	36
Acquisition of Medicinae (j)	3,572	-
Acquisition of Medical Harbour (k)	6,278	-
Acquisition of Cliquefarma (l)	2,939	-
Acquisition of Shosp (m)	2,045	-
Acquisition of Unigranrio (n)	252,489	-
	696,521	518,240
Current	247,819	188,420
Non-current	448,702	329,820

	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)
Opening balance	518,240	300,237
Payments	(104,624)	(95,406)
Interest	17,640	9,292
Business combination	265,265	148,138
Closing balance	696,521	362,261

(a) On November 27, 2018, Afya Brazil acquired 80% of IESP and R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The remaining installment is payable in November 2021.

(b) On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 was paid in April, 2021, and R$ 29,770 is payable in April 2022; each installment adjusted by the IPCA rate + 4.1% per year.

(c) On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(d) On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(e) On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

(f) On May 5, 2020, Afya Brazil acquired 100% of UniSL and R$ 60,456 is payable in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

F-33

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

(g) On November 9, 2020, Afya Brazil acquired 100% of FCMPB and R$ 188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(h) On November 3, 2020, Afya Brazil acquired 100% of FESAR paid in cash and R$1,569 of price adjustment was paid on February 25, 2021.

(i) On November 4, 2020, Afya Brazil acquired 100% of MedPhone paid in cash and R$36 of price adjustment was paid on February 2, 2021.

(j) On March 25, 2021, Afya Brazil acquired 100% of Medicinae and an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3,572 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(k) On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour and an earn-out (“contingent consideration”) of R$ 9,000 is payable in relation to product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6,278 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(l) On April 16, 2021, Afya Brazil acquired 100% of Cliquefarma and an earn-out (“contingent consideration”) of R$ 3,000, adjusted by the CDI rate, is payable in relation to product development. The contingent consideration of R$2,923 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(m) On May 13, 2021, Afya Brazil acquired 100% of Shosp and R$ 454 will be paid, as a result of a purchase consideration adjustment; and an earn-out (“contingent consideration”) of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$ 1,592 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(n) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The aggregate purchase price is R$ 626,116 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate.

F-34

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of September 30, 2021, the notes payable of R$73,212, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the nine-months periods:

2020

As at January 1, 2020	-
Business combinations	80,526
Payments	(3,847)
Monetary indexation *	(52)

As at September 30, 2020 (unaudited)	76,627

As at January 1, 2021	76,181
Payments	(8,015)
Monetary indexation *	5,046

As at September 30, 2021 (unaudited)	73,212

As at December 31, 2020
Current liabilities	10,503
Non-current liabilities	65,678

As at September 30, 2021
Current liabilities	13,294
Non-current liabilities	59,918

* There was a negative IPCA-E inflation in the period ended September 30, 2020.

12.3	Financial assets

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	September 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	(unaudited)
Restricted cash	-	-	2,053	2,053
Trade receivables (non-current)	26,176	26,176	7,627	7,627
Total	26,176	26,176	9,680	9,680

Financial liabilities
Loans and financing	1,377,810	1,392,138	617,485	637,723
Lease liabilities	675,895	675,895	447,703	447,703
Accounts payable to selling shareholders	696,521	696,521	518,240	518,240
Notes payable	73,212	73,212	76,181	76,181
Total	2,823,438	2,837,766	1,659,609	1,679,847

F-35

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of interest-bearing loans and financing are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk on September 30, 2021 was assessed to be insignificant.

F-36

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, lease liabilities accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

12.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at September 30, 2021.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, financial investments, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

				Increase / decrease in basis points
	September 30, 2021 (unaudited)	Index – % per year	Base rate	+75	-75	+150	-150

Cash equivalents	897,727	100.29% CDI	55,370	6,733	(6,733)	13,466	(13,466)
Loans and financing	(514,036)	CDI + 1.62%	(39,941)	(3,855)	3,855	(7,711)	7,711
Loans and financing	(30,501)	CDI + 1.75%	(2,410)	(229)	229	(458)	458
Loans and financing	(10,589)	TJLP	(517)	(79)	79	(159)	159
Accounts payable to selling shareholders	(641,965)	CDI	(39,481)	(4,815)	4,815	(9,629)	9,629
Accounts payable to selling shareholders	(39,722)	IPCA + 4.1%	(1,633)	(298)	298	(596)	596
Notes payable	(73,212)	IPCA	(988)	(549)	549	(1,098)	1,098

F-37

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$65,572 as of September 30, 2021 (December 31, 2020: R$70,523).

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.4388 to U.S. dollar 1.00) as of September 30, 2021, with all other variables held constant.

	Exposure	+10%	-10%
As of September 30, 2021
Cash equivalents	65,572	6,657	(6,657)

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position of September 30, 2021 and December 31, 2020 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing, lease liabilities, accounts payable to selling shareholders and notes payable.

F-38

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of September 30, 2021 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	47,020	-	-	-	47,020
Loans and financing	95,408	712,405	962,213	1,677	1,771,703
Lease liabilities	99,783	199,305	188,527	1,070,070	1,557,685
Accounts payable to selling shareholders	186,365	430,644	139,194		756,203
Notes payable	14,110	73,688			87,798
Advances from customers	87,995	-	-	-	87,995
	530,681	1,416,042	1,289,934	1,071,747	4,308,404

12.5	Changes in liabilities arising from financing activities

	January 1, 2021	Payments	Additions *	Interest	Foreign exchange movement	Business combinations	Other	September 30, 2021 (unaudited)
Loans and financing	617,485	(130,446)	809,539	44,165	-	36,591	476	1,377,810
Lease liabilities	447,703	(61,909)	109,513	47,738	-	141,294	(8,444)	675,895
Dividends payable	-	(15,663)	15,663	-	-	-	-	-
Total	1,065,188	(208,018)	934,715	91,903	-	177,885	(7,968)	2,053,705

	January 1, 2020	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	September 30, 2020 (unaudited)
Loans and financing	60,357	(106,019)	100,911	6,921	23,358	74,728	-	160,256
Lease liabilities	284,515	(40,527)	49,401	32,123	-	53,192	33,981	412,685
Dividends payable	-	(8,622)	8,622	-	-	-	-	-
Total	344,872	(155,168)	158,934	39,044	23,358	127,920	33,981	572,941

* The additions of loans and financing include proceeds from the SoftBank transaction of R$822,569, net of the transaction costs of R$13,030.

F-39

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of September 30, 2021 and December 31, 2020.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
September 30, 2021 (unaudited)
Assets for which fair values are disclosed
Trade receivables (non-current)	26,176	-	26,176	-
Liabilities for which fair values are disclosed
Loans and financing	(1,392,138)	-	(1,392,138)	-
Lease liabilities	(675,895)	-	(675,895)	-
Accounts payable to selling shareholders	(696,521)	-	(696,521)	-
Notes payable	(73,212)	-	(73,212)	-

	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2020
Assets for which fair values are disclosed
Restricted cash	2,053	-	2,053	-
Trade receivables (non-current)	7,627	-	7,627	-
Liabilities for which fair values are disclosed
Loans and financing	(637,723)	-	(637,723)	-
Lease liabilities	(447,703)	-	(447,703)	-
Accounts payable to selling shareholders	(518,240)	-	(518,240)	-
Notes payable	(76,181)	-	(76,181)	-

There were no transfers between Level 1 and Level 2 during the nine-month period ended September 30, 2021.

F-40

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing, lease liabilities, accounts payable to selling shareholders and notes payable less cash and cash equivalents and restricted cash.

	September 30, 2021	December 31, 2020
	(unaudited)

Loans and financing	1,377,810	617,485
Lease liabilities	675,895	447,703
Accounts payable to selling shareholders	696,521	518,240
Notes payable	73,212	76,181
Less: cash and cash equivalents	(1,038,934)	(1,045,042)
Less: financial investments/restricted cash	-	(2,053)
Net debt	1,784,504	612,514
Total equity	3,054,028	2,833,780
Total equity and net debt	4,838,532	3,446,294

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2021.

15	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 19,352 and R$8,873 in the nine-month periods ended September 30, 2021 and 2020, respectively.

b) Afya Limited share-based compensation plan

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
Outstanding at January 1, 2021	78.22	2,510,983
Granted	110.87	929,000
Forfeited	117.74	(50,000)
Exercised	73.60	(434,669)
Outstanding at September 30, 2021 (unaudited)	89.86	2,955,314

F-41

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

On January 25, 2021, March 25, 2021, April 26, 2021 and June 1, 2021, the Company granted 545,000, 65,000, 139,000 and 180,000 additional stock options, respectively:

	January 2021	March 2021	April 2021	June 2021
Strike price at the measurement date	R$115	R$105	R$105	R$105
Dividend yield (%)	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	38% - 67%	42% - 65%	43% - 51%	43% - 63%
Risk-free interest rate (%)	2.1% - 7.1%	5.2% - 8.5%	5.1% - 8.1%	5.8% - 8.3%
Expected life of stock options (years)	1 – 5	1 – 5	1 – 5	1 – 5
Share price at the measurement date	R$ 129	108	R$ 119	R$ 121
Model used	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 46.81	R$ 40.20	R$ 46.04	R$ 49.10

The share-based compensation expense recognized in general and administrative expenses in the interim statement of income for the nine-month period ended September 30, 2021 was R$ 33,949 (September 30, 2020: R$24,649).

Stock options exercised during the nine-month period ended September 30, 2021 have been settled using the treasury shares of the Company. The reduction in the treasury share equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any difference of the cash received from employees upon exercise of the options in relation to treasury shares weighted average cost is recorded in paid-in-capital.

16	Equity

a) Share capital

As of September 30, 2021, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2020) represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares (93,146,731 shares comprised by 45,112,416 class A common shares and 48,034,315 class B common shares as of December 31, 2020).

b) Dividends

In the nine-month period ended September 30, 2021, CCSI and IESVAP approved the payment of interim dividends of R$ 52,998, which R$37,335 was distributed to Afya and R$ 15,663 to non-controlling shareholders.

c) Share buy-back program

On December 23, 2020, the Company announced that its Board of Directors has approved a share buy-back program. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

The share buy-back program takes place in accordance with the conditions established by the Board of Directors. Afya intends to repurchase the shares to execute the Stock Option Program for the executives of the Company. This program was concluded on October 21, 2021.

F-42

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

In the nine-month period ended September 30, 2021, the Company repurchased 820,502 shares at the weighted average price of R$ 119.99 (in Brazilian Reais) or US$ 22.07, amounting to R$ 98,541. During the nine-month period ended September 30, 2021, 434,669 of these shares were used by the Company to settle the share-based program, totaling R$54,010.

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Nine-month period ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	53,030	74,832	178,357	235,327

Denominator
Weighted average number of outstanding shares	93,593,135	93,115,867	93,403,473	92,517,699
Effects of dilution from stock options	807,619	1,075,796	892,479	890,386

Weighted average number of outstanding shares adjusted for the effect of dilution	94,400,754	94,191,663	94,295,952	93,408,085

Basic earnings per share - R$	0.57	0.80	1.91	2.54
Diluted earnings per share - R$	0.56	0.79	1.89	2.52

F-43

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

18	Revenue

	Three-month period ended		Nine-month period ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	591,918	375,508	1,492,533	992,929
Other	33,877	14,811	123,149	61,604
Deductions
Granted discounts	(70,534)	(28,400)	(146,724)	(59,148)
Early payment discounts	(12,631)	(7,155)	(34,404)	(20,286)
Returns	(19,446)	(4,130)	(36,597)	(9,319)
Taxes	(19,296)	(11,539)	(52,520)	(34,401)
PROUNI	(49,501)	(29,685)	(124,325)	(75,454)
Net revenue from contracts with customers	454,387	309,410	1,221,112	855,925

Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	444,803	304,311	1,159,175	806,275
Other revenue - Transferred at a point in time	9,584	5,099	61,937	49,650

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of under graduation degrees under the PROUNI program.

F-44

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents revenue by segment for the nine-month periods ended September 30, 2021 and 2020:

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Types of services or goods	1,060,345	51,481	109,613	(327)	1,221,112
Tuition fees	1,051,642	51,481	-	-	1,103,123
Other	8,703	-	109,613	(327)	117,989

Timing of revenue recognition	1,060,345	51,481	109,613	(327)	1,221,112
Transferred over time	1,051,642	51,481	56,052	-	1,159,175
Transferred at a point in time	8,703	-	53,561	(327)	61,937

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Types of services or goods	718,268	81,739	57,537	(1,619)	855,925
Tuition fees	715,365	81,739	-	-	797,104
Other	2,903	-	57,537	(1,619)	58,821

Timing of revenue recognition	718,268	81,739	57,537	(1,619)	855,925
Transferred over time	715,365	81,739	9,171	-	806,275
Transferred at a point in time	2,903	-	48,366	(1,619)	49,650

19	Expenses and costs by nature

	Three-month period ended		Nine-month period ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cost of services	180,042	112,292	450,993	308,226
General and administrative expenses	178,811	104,718	444,399	281,480
Total	358,853	217,010	895,392	589,706

Payroll	188,883	113,908	474,075	318,807
Depreciation and amortization	45,289	26,399	112,204	77,729
Hospital and medical agreements	9,230	8,678	27,342	27,181
Share-based compensation	8,847	10,052	33,949	24,649
Allowance for doubtful accounts	13,496	8,946	34,005	22,899
Consulting fees	15,247	9,600	29,586	19,968
Maintenance	13,006	4,853	30,496	13,879
Sales and marketing	9,773	4,069	25,083	10,973
Pedagogical services	13,386	12,175	28,939	16,812
Utilities	2,704	1,390	6,440	4,222
Tax expenses	3,001	1,377	8,495	3,447
Travel expenses	2,470	513	4,052	3,337
Rent	3,337	208	5,660	1,615
Other	30,184	14,842	75,066	44,188
Total	358,853	217,010	895,392	589,706

F-45

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

20	Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	11,483	3,679	23,094	19,765
Change in fair value of derivative instruments	-	2,769	-	22,199
Interest received	9,857	4,142	17,947	9,469
Foreign exchange gain, net	6,267	-	-	-
Other	1,554	1,491	4,103	4,368
Finance income	29,161	12,081	45,144	55,801

Interest expense	(32,776)	(5,196)	(66,851)	(16,161)
Interest expense on lease liabilities	(18,525)	(11,695)	(47,738)	(32,123)
Financial discounts granted	(5,898)	(3,344)	(16,552)	(6,048)
Bank fees	(2,527)	(1,627)	(6,311)	(4,733)
Foreign exchange loss, net	-	(1,613)	(18,376)	(1,613)
IOF taxes (taxes on financial transactions)	(109)	(107)	(3,132)	(1,583)
Other	(4,723)	(119)	(9,865)	(3,182)
Finance expenses	(64,558)	(23,701)	(168,825)	(65,443)

Finance result	(35,397)	(11,620)	(123,681)	(9,642)

21	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

F-46

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss), calculated by applying the combined Brazilian statutory rates at 34% for the three-and nine-month periods ended September 30, 2021 and 2020:

	Three-month period ended		Nine-month period ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	63,006	84,265	211,828	264,219
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(21,422)	(28,650)	(72,022)	(89,834)
Reconciliation adjustments:
Tax effect on income from entities not subject to taxation	(6,708)	(3,255)	(29,053)	(2,358)
PROUNI - Fiscal incentive (a)	53,992	35,829	145,972	98,956
Permanent adjustments	(1,177)	-	(3,187)	-
Unrecognized deferred tax assets	(29,599)	(10,345)	(59,733)	(26,111)
Presumed profit income tax regime effect (b)	(1,428)	(4,813)	(4,457)	(2,653)
Other	1,325	6,544	3,934	4,912
Income taxes expense – current	(5,017)	(4,690)	(18,546)	(17,088)
Effective rate	8.0%	5.6%	8.8%	6.5%

(a) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of September 30, 2021, the Company had unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$ 372,555 (tax-basis) (R$ 214,387 (tax-basis) as of December 31, 2020) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

22	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

F-47

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of December 31, 2019	2,501	2,768	-	5,269
Business combinations	2,642	2,040	12,731	17,413
Additions	2,051	1,125	579	3,755
Reversals	(1,212)	(2,636)	-	(3,848)
Balances as of September 30, 2020 (unaudited)	5,982	3,297	13,310	22,589

	Labor	Civil	Taxes	Total

Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	16,597	6,017	57,638	80,252
Additions*	1,441	3,509	9,957	14,907
Reversals	(518)	(641)	(230)	(1,389)
Balances as of September 30, 2021 (unaudited)	22,039	22,165	102,705	146,909

* The total amount of R$ 4,232 are related to tax legal proceedings attributed to the selling shareholders administration. The same amount was recorded as indemnification assets in the statement of financial position in other assets.

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	September 30, 2021	December 31, 2020
	(unaudited)

Labor	6,577	2,318
Civil	54,412	59,969
Taxes and social security	4,426	4,375
Total	65,415	66,662

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 18,269 as of September 30, 2021 (December 31, 2020: R$ 1,451).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 140,002 (December 31, 2020: R$ 53,499) is presented in non-current other assets.

F-48

Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

23	Non-cash transactions

During the nine-month periods ended September 30, 2021 and 2020, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were the issuance of shares for the acquisitions of iClinic and Cliquefarma, addition of the provision for legal proceedings with corresponding indemnification assets, additions and remeasurements of right-of-use assets and lease liabilities.

24	Subsequent events

a) Acquisition of RX PRO

On October 1, 2021, Afya Brazil announced the acquisition of 100% of the total share capital of RX PRO Soluções de Tenologia Ltda (“RX PRO”). RX PRO a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians.

The aggregate purchase price was R$35.375, of which 85% was paid in cash and 15% was paid in Afya’s shares. An earn-out of up to R$21.000 can be paid related to gross revenue achievements for 2022, 2023 and 2024. RX PRO has already delivered free samples to more than 45,000 physicians with an innovative digital experience and has more than 12 pharmaceutical companies using its platform.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 240. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

b) Repurchase shares program

On October 27, 2021, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on October 28, 2021 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

c) Medical School Authorization - Garanhuns - PE

On March 28, 2019, our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil, in connection with a pending authorization by MEC to operate a medical school, the right to develop the ITPAC Garanhuns Greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco.

On November 05, 2021 Secretary of Regulation and Supervision of Higher Education of the Ministry of Education ("MEC") authorized the operation of 120 medical school seats in Garanhuns

The purchase price to be paid by Afya Brazil to Nicolau Carvalho Esteves to the extent MEC’s approval is R$900 multiplied by the number of medical school seats authorized by MEC, in the total amount of R$108,000 of which 50% was paid as the date of the transaction and the other 50% will be paid in two equal annual installment.

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Afya Limited Notes to the unaudited interim condensed consolidated financial statements September 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

d) COVID’s mandatory discounts

On November 18, 2021  the Brazilian Federal Court of Justice (STF) decided, by majority of the votes, that any law suit with decisions to apply linear discounts  in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. The decisions were made in connection to the suits “Arguições de Descumprimento de Preceito Fundamental – ADPF”, numbers 706 e 713, distributed by ANUP (Associação Nacional das Universidades Particulares) e CRUB (Conselho de Reitores das Universidades Brasileiras), respectivly.

Therefore, the Company shall not apply linear discounts in any active monthly tuition fees that are related to the effects to the Covid-19 pandemic. Regarding the discounts granted by the date of issuance of these interim financial statements, the Company is waiting for further legal decisions to evaluate whether to charge it back or not.

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